EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.     NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East, Suite 400
              Toronto, ON  M5A 1E1

ITEM 2.    DATE OF MATERIAL CHANGE

March 10, 2015

ITEM 3.           NEWS RELEASE

Issued March 10, 2015 and distributed through the facilities of CNW (Canadian Timely Disclosure).

ITEM 4.           SUMMARY OF MATERIAL CHANGE

The Issuer entered into an agreement with a syndicate of Underwriters whereby the Underwriters have agreed to purchase, on a bought deal basis, 1,400,000 flow-through common shares of the Company at a price of $10.17 per Flow-Through Common Share for gross proceeds of $14.2 million.  The Company has granted the Underwriters an option to purchase from the Company up to an additional 210,000 Flow-Through Common Shares, at the same price as is applicable to the Offering, exercisable at least two weeks prior to the closing date.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer entered into an agreement with a syndicate of underwriters, led by Canaccord Genuity Corp., including National Bank Financial Inc. and Paradigm Capital Inc. whereby the Underwriters have agreed to purchase, on a bought deal basis, 1,400,000 flow-through common shares of the Company at a price of $10.17 per Flow-Through Common Share for gross proceeds of $14.2 million (the “Offering”). The Company has granted the Underwriters an option to purchase from the Company up to an additional 210,000 Flow-Through Common Shares, at the same price as is applicable to the Offering, exercisable at least two weeks prior to the closing date.

The proceeds will be used for exploration and development at the Company’s KSM project.

The Offering is scheduled to close on April 7, 2015, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE, and the relevant securities regulatory authorities. Shares issued under this Offering are subject to a four month hold period.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis

ITEM 7.    OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.           EXECUTIVE OFFICER

Contact:  Rudi Fronk, Chief Executive Officer
              Telephone:  (416) 367-9292

ITEM 9.    DATE OF REPORT

March 10, 2015.

ANNEX A

Seabridge Gold Inc.
News Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	March 10, 2015

Seabridge Gold Arranges a $14.2 Million Bought Deal Flow-Through Equity Financing

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the "Company") announced today that it has entered into an agreement with a syndicate of underwriters, led by Canaccord Genuity Corp. (the "Underwriters"), whereby the Underwriters have agreed to purchase, on a bought deal basis, 1.4 million flow-through common shares of the Company (the "Flow-Through Shares") at a price of $10.17 per Flow-Through Share (a 27.3% premium to today’s closing price on the Toronto Stock Exchange (“TSX”), for gross proceeds of $14,238,000 (the "Offering"). The Company has granted the Underwriters an option to purchase from the Company up to an additional 210,000 Flow-Through Shares at the same price as the Offering. The option expires two weeks prior to the closing of the financing. Canaccord Genuity and Cowen and Company, LLC are acting as financial advisors to the Company on this transaction.

The gross proceeds from the Offering will be used to fund the 2015 exploration program at the Company's 100% owned KSM Project in north western British Columbia.

Seabridge Chairman and CEO Rudi Fronk noted that “our 2015 exploration program will continue to focus on discovering and expanding higher grade core zones that have the potential to enhance projected economics at our 100% owned KSM project in northwestern British Columbia. We expect this year’s program to generate additional gold resources which will more than offset the share dilution involved just as we are confident that the results from last year’s program will also prove to be accretive to our shareholders when new resource estimates have been completed. Growing gold ownership per share continues to be a key objective for Seabridge."

The Offering is being made by way of private placement in Canada.  The Flow-Through Shares will not be offered or sold in the United States. The Offering is expected to close on or about April 7, 2015, and is subject to customary closing conditions including, but not limited to, the listing of the Common Shares on the TSX and New York Stock Exchange (“NYSE”) and the receipt of all necessary approvals, including the approval of the TSX, the NYSE, and the relevant securities regulatory authorities. The Flow-Through Shares issued under this Offering will be subject to a four-month hold period.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent registration or unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the timing of closing and use of proceeds from the Offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the need to satisfy regulatory and legal requirements with respect to the Offering, uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2013 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

“Rudi Fronk”
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net